SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 04 November 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director Declaration dated 03 July 2019
Enclosure 2	Total Voting Rights dated 31 July 2019
Enclosure 3	Director/PDMR Shareholding dated 07 August 2019
Enclosure 4	Directorate Change dated 09 August 2019
Enclosure 5	Director/PDMR Shareholding dated 10 September 2019
Enclosure 6	Director/PDMR Shareholding dated 11 September 2019
Enclosure 7	Director/PDMR Shareholding dated 13 September 2019
Enclosure 8	Director/PDMR Shareholding dated 16 September 2019
Enclosure 9	Total Voting Rights dated 30 September 2019
Enclosure 10	Director Declaration dated 28 October 2019
Enclosure 11	Board change & Director change of responsibilities dated 29 October 2019
Enclosure 12	Total Voting Rights dated 31 October 2019

Enclosure 1

3 July 2019

BT GROUP plc

NOTIFICATION UNDER LISTING RULE 9.6.13

Further to the announcement on 28 June 2019 confirming Leena Nair's appointment as a Director of BT Group plc effective from the end of the AGM on 10 July 2019, BT Group plc confirms that Leena Nair has had no directorships of publicly quoted companies in the last five years and no additional information to disclose in respect of Listing Rule 9.6.13.

Enclosure 2

Wednesday 31 July 2019

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 July 2019 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 85,982,431 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,882,145,250.

The above figure (9,882,145,250) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 10,394 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 26,570 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.81	10,394
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	6 AUGUST 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CHIEF TECHNOLOGY & INFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 10,824 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 22,982 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.81	10,824
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	6 AUGUST 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALISON WILCOX
2	Reason for the notification
a)	Position/status	GROUP HR DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 2,629 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 5,582 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.81	2,629
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	6 AUGUST 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 4

                                                                9 August 2019

BT GROUP PLC

Notification under Listing Rule 9.6.14

1.  Jasmine Whitbread is an independent non-executive director of BT Group plc.

2.  With effect from 1 September 2019, Jasmine Whitbread will be appointed an independent non-executive director and a member of the Compensation Committee of WPP plc.

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	157
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	9 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SABINE CHALMERS
2	Reason for the notification
a)	Position/status	GROUP GENERAL COUNSEL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	57
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	9 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CHIEF TECHNOLOGY AND INFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	178
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	9 SEPTEMBER 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	PHILIP JANSEN
2	Reason for the notification
a)	Position/status	GROUP CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE DIRECTOR AND PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GRPUP RETENTION SHARE PLAN.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	3,786 (Deferred Bonus Plan)
		£1.69	227,110 (Incentive Share Plan)
		£1.69	24,114 (Retention Share Plan)
d)	Aggregated information - Aggregated volume - Price	255,010 shares £431,170.91
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	GROUP CHIEF FINANCIAL OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE DIRECTOR AND PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	22,840 (Deferred Bonus Plan)
		£1.69	221,756 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	244,596 shares £413,562.91
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	14,987 (Deferred Bonus Plan)
		£1.69	134,028 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	149,015 shares £251,954.56
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	12,511 (Deferred Bonus Plan)
		£1.69	113,116 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	125,627 shares £212,410.13
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SABINE CHALMERS
2	Reason for the notification
a)	Position/status	GROUP GENERAL COUNSEL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS SCHEME.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	4,698 (Deferred Bonus Plan)
		£1.69	58,901 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION 63,599 £107,533.19
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GERRY McQUADE
2	Reason for the notification
a)	Position/status	CEO ENTERPRISE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	12,707 (Deferred Bonus Plan)
		£1.69	125,617 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	138,324 shares £233,878.22
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ED PETTER
2	Reason for the notification
a)	Position/status	GROUP CORPORATE AFFAIRS DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	6,255 (Deferred Bonus Plan)
		£1.69	67,786 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	74,041 shares £125,188.53
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	CATHRYN ROSS
2	Reason for the notification
a)	Position/status	GROUP DIRECTOR REGULATORY AFFAIRS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	3,378 (Deferred Bonus Plan)
		£1.69	50,750 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	54,128 shares £91,519.62
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MICHAEL SHERMAN
2	Reason for the notification
a)	Position/status	CHIEF STRATEGY AND TRANSFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	5,352 (Deferred Bonus Plan)
		£1.69	79,847 (Incentive Share Plan)
		£1.69	15,495 (Retention Share Plan)
d)	Aggregated information - Aggregated volume - Price	100,694 shares £170,253.42
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CHIEF TECHNOLOGY AND INFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	9,401 (Deferred Bonus Plan)
		£1.69	95,246 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	104,647 shares £176,937.15
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALISON WILCOX
2	Reason for the notification
a)	Position/status	GROUP HR DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.69	9,891 (Deferred Bonus Plan)
		£1.69	98,905 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	108,796 shares £183,952.27
e)	Date of the transaction	10 SEPTEMBER 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

As announced on 14 August 2019, BT Group plc (BT) intends to delist its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) following the close of the market in New York today from which time BT's ADSs will no longer be traded on the NYSE, and terminate its American Deposiary Receipt (ADR) programme from 23 September 2019.

This notification relates to Bas Burger who holds 27,465 BT ADRs and the conversion of such ADRs to BT ordinary shares in line with the ratio of five ordinary shares per one ADR. Due to the closure of the ADR programme, Bas Burger is required to undertake the exchange of his interests in BT (which is a notifiable transaction, but does not involve any disposal of such interests).

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	AMERICAN DEPOSITARY SHARES ISIN: US05577E1010
b)	Nature of the transaction	Conversion of 27,465 BT Group plc American Depositary Shares to 137,325 BT Group plc ordinary shares for nil consideration where one ADS represents five BT Group plc ordinary shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£Nil consideration	27,465 converting into 137,325 ordinary shares
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 SEPTEMBER 2019
f)	Place of the transaction	NEW YORK AND LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	PHILIP JANSEN
2	Reason for the notification
a)	Position/status	GROUP CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 584,000 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.71	584,000
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	16 SEPTEMBER 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 9

Monday 30 September 2019

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 September 2019 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 85,975,326 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,882,152,355.

The above figure (9,882,152,355) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 10

                                                                    28 October 2019

BT GROUP PLC

Notification under Listing Rule 9.6.14

1.  Allison Kirkby is an independent non-executive director of BT Group plc.

2.  During the second quarter of 2020, Allison Kirkby will be appointed as President and CEO of Telia Company, a telecommunications company headquartered in Stockholm.

Enclosure 11

29 October 2019

BT GROUP PLC
Board changes and Director's change of responsibilities

Jasmine Whitbread has decided to step down from the Board of BT Group plc and as Chair of the Digital Impact & Sustainability Committee on 6 December 2019, having served as a non-executive director for almost nine years.

Jan du Plessis, BT Chairman, said "Jasmine has been a great asset to our Board, having served as Chair of the Digital Impact & Sustainability Committee and a member of the Audit & Risk, Nominations and BT Compliance Committees. I would like to thank Jasmine for her significant contribution."

Leena Nair, a non-executive director of BT Group plc, will become Chair of the Digital Impact & Sustainability Committee with effect from 6 December 2019.

-Ends-

Enclosure 12

Thursday 31 October 2019

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 October 2019 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 85,951,513 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,882,176,168.

The above figure (9,882,176,168) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 04 November 2019